SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____)*

Orchids Paper Products Company
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

68572N104
(CUSIP Number)

Daniel H. Abramowitz
Hillson Partners LP
110 North Washington Street, Suite 401
Rockville, MD 20850
(301) 340-0003
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hillson Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
	8	SHARED VOTING POWER	376,511

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	376,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN

Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hillson Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland
NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
	8	SHARED VOTING POWER	376,511

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	376,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

CO

Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Hillson Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland
NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
	8	SHARED VOTING POWER	376,511

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	376,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Daniel H. Abramowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
	8	SHARED VOTING POWER	376,511

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	376,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

Page 5 of 11 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Orchids Paper Products Company, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4826 Hunt Street, Pryor, Oklahoma 74361.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Hillson Partners LP (“Hillson”);

Hillson Financial Management, Inc. (“HFM”);

Hillson Investments LLC (“Investments”); and

Daniel H. Abramowitz (“Abramowitz”).

Hillson, HFM, Investments and Abramowitz are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Hillson is a Delaware limited partnership.  The general partners of Hillson are HFM, which is a Maryland corporation, and Investments, which is a Maryland limited liability company.  Abramowitz, a U.S. citizen, is the controlling stockholder, sole director and President, of HFM, and is the sole member of Investments.

Hillson is principally engaged in the business of investing in stocks, bonds and other financial instruments.  HFM is principally engaged in the business of managing investments in securities.  Investments is not actively engaged in any business, other than serving as a general partner of Hillson.

The principal business address of each of the Reporting Persons is 110 North Washington Street, Suite 401, Rockville, Maryland  20850.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 6 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 376,511 shares of Common Stock acquired by Hillson (the “Shares”)  was $2,839,930.  Such funds were provided by Hillson’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued and represent an attractive investment opportunity. The Reporting Persons intend to communicate  with management of the Issuer to discuss the business and operations of the Issuer and the maximization of shareholder value.  On June 17, 2010, Abramowitz delivered a letter to the Board of Directors of the Issuer (the “Board”), dated June 16, 2010, a copy of which is attached hereto as Exhibit 2 and which is incorporated by reference herein.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or its subsidiaries (collectively, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

The Shares of Common Stock were acquired for investment purposes.  As of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future.  In determining from time to time whether to sell their shares of the Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

Page 7 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Hillson, HFM, Investments and Abramowitz may each be deemed to be the beneficial owner of 376,511 shares of Common Stock, or approximately 5.0% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares (all of which shares are held directly by Hillson).

Except as described in the preceding paragraph, the filing of this statement by HFM, Investments and Abramowitz shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

All of the percentages calculated in this statement are based upon an aggregate of 7,486,725 shares of Common Stock outstanding as of April 30, 2010, as set forth in the Form 10-Q filed by the Issuer with respect to the quarterly period ended March 31, 2010.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the securities, each of which was executed by Hillson in the open market:

Date	Number of Shares Acquired	Purchase Price per Share
4/29/2010	1,525	$14.904
4/30/2010	1,500	$14.969
5/3/2010	1,000	$14.728
5/4/2010	1,400	$14.409
5/5/2010	2,350	$14.004
5/6/2010	1,044	$13.874
5/7/2010	1,900	$13.831
5/10/2010	3,259	$13.412
5/11/2010	2,800	$13.164
5/12/2010	1,200	$13.628
5/13/2010	1,400	$14.013
5/14/2010	1,500	$13.988
5/17/2010	2,050	$14.003
5/18/2010	2,400	$13.982
5/19/2010	700	$13.833
5/20/2010	1,385	$13.737
5/21/2010	1,400	$13.728
5/24/2010	1,500	$13.721
5/25/2010	1,500	$13.669
5/27/2010	700	$13.839
5/28/2010	1,508	$13.813
6/1/2010	2,000	$13.721
6/2/2010	846	$13.710
6/4/2010	2,500	$12.854
6/4/2010	1,340	$13.150
6/7/2010	1,500	$12.687
6/7/2010	800	$12.803
6/8/2010	2,065	$12.025
6/8/2010	750	$12.183
6/8/2010	500	$12.190
6/8/2010	2,500	$12.424
6/9/2010	1,400	$12.432
6/10/2010	2,100	$12.721
6/14/2010	4,859	$12.673

Page 8 of 11 Pages

Date	Number of Shares Disposed Of	Sales Price per Share
4/21/2010	900	$18.101
4/22/2010	100	$18.050
4/23/2010	1,100	$18.097
4/26/2010	572	$18.008

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Letter to Issuer, dated June 16, 2010.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2010

HILLSON PARTNERS LP

By:	Hillson Financial Management, Inc.
Its:	General Partner

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	President

HILLSON FINANCIAL MANAGEMENT, INC.

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	President

HILLSON INVESTMENTS LLC

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	Member

By:	/s/ Daniel H. Abramowitz
DANIEL H. ABRAMOWITZ

Page 10 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13D (including any amendments thereto) need be filed with respect to the ownership by each of the undersigned of shares of stock of Orchids Paper Products Company. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

June 16, 2010
HILLSON PARTNERS LP

By:	Hillson Financial Management, Inc.
Its:	General Partner

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	President

HILLSON FINANCIAL MANAGEMENT, INC.

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	President

HILLSON INVESTMENTS LLC

By:	/s/ Daniel H. Abramowitz
	Name:	Daniel H. Abramowitz
	Title:	Member

By:	/s/ Daniel H. Abramowitz
DANIEL H. ABRAMOWITZ

Page 11 of 11 Pages

Exhibit 2

Hillson Financial Management, Inc.
110 NORTH WASHINGTON STREET. SUITE 401
ROCKVILLE, MD 20850
dhilowitz@verizon.net

(301) 340-0003  FAX (301) 340-0004

DANIEL H. ABRAMOWITZ
PRESIDENT

June 16, 2010

Via Federal Express
Mr. Jay Shuster, Chairman of the Board
Mr. Robert Snyder, President and CEO
Orchids Paper Products Company
4826 Hunt Street
Pryor, OK 74361

Dear Jay and Rob:

We have been shareholders of Orchids since the IPO in July of 2005. Recent additional purchases have now pushed our ownership above 5% of the total outstanding shares. We are therefore filing a 13D with the SEC, a copy of which is enclosed with this letter. Based on publicly available information, we believe that we are one of the company’s largest shareholders and that we own, directly, more shares than all Officers and Directors, combined.

As long term shareholders, we have been very frustrated with the company’s performance both from an operating standpoint and with respect to our depressed stock. From the perspective of shareholder value, recent performance has been abysmal. As of yesterday’s close, our stock had lost over 30% of its value since the secondary offering last August. This makes Orchids, by far, the worst performer amongst our publicly traded comparables, where returns have ranged from as high as 34% to a loss of 15%. Moreover, the overall universe of small cap stocks has actually done quite well during this same time period, with the Russell 2000 Index and S&P Small Cap 600 both up over 15%. On a year-to-date basis, the Russell and S&P 600 are both up roughly 7% while our stock is down over 36%. This is simply unacceptable.

The recent news operationally has been no less encouraging. First quarter sales were down 11% from the same period last year, while operating income plunged 54% and EPS fell 57%. Once again, totally unacceptable.

We believe that our stock is significantly undervalued and that with the right strategy and good execution, shareholder value can be significantly increased. We are prepared to give Management the benefit of the doubt and wait a bit longer for evidence that the operational setbacks were temporary and that the current strategy is leading to sustainable improvement in the business and in shareholder value. But given the company’s uneven operating history and the stock’s significant underperformance, we are not prepared to wait much longer before taking whatever actions we believe are necessary to protect our investment. We will therefore be watching closely over the next several months to determine the extent to which you are making meaningful progress in the following three critical areas:

1

First, the launch of the new converting line. Significant capital has been deployed at great short term cost to the shareholders for this project. It is therefore essential that it be successful if those investments are to be judged as having been worthwhile. You have repeatedly stated that you expect demand for the products from the new line to be high. You have also indicated that these sales will produce significantly higher margins than our traditional products. We therefore hope to see the line start up on time and on budget and look forward to the strong sales and margins that you have consistently predicted and which were, after all, your justification for raising capital in the first place.

Second, we expect to see significant improvement relative to the weak first quarter, without regard to the new line. We cannot allow the underlying business to deteriorate while working on an expansion project. Management must demonstrate that it is capable of “walking and chewing gum at the same time”. As I indicated earlier, we are willing to accept that there may have been a temporary setback earlier in the year, but there must be tangible evidence that those issues are being resolved and that sales and earnings are showing real and sustainable increases again.

Finally, the company must have a clearly articulated strategic plan to maximize shareholder value and must be able to demonstrate progress toward achieving that goal. Thus far, the only visible plan has been to ask shareholders to invest significant additional capital into the company for growth. Thus far, this has led only to shareholder losses. While I recognize that it is premature to judge the success or failure of the expansion before it has become operational, this simply cannot be the beginning and end of a plan for maximizing shareholder value. There are many “spokes in the wheel” that can be utilized in an effort to maximize value. They include, among other things, operational excellence, expansion projects, share repurchases, dividends, leveraged recapitalizations, acquisitions, a robust investor relations program, and, of course, exploring sale and going private transactions. You seem to have focused only on the first two items on this partial list with questionable success thus far.

Over nine months ago, the company convinced new and existing shareholders to “double down” by investing in a secondary offering at $18.50 per share, thus far with disastrous consequences. This was not the only choice available for maximizing shareholder value, but it was the only one offered by Management and the Board. And, as the market’s performance since then clearly demonstrates, there were better potential uses of that shareholder capital available. We cannot afford to perpetuate that mistake. The time has come for Orchids to demonstrate that it can generate steady growth and deliver sustainable, above average returns to its shareholders.

2

We will carefully monitor your progress over the next several months in order to judge whether or not you are making appropriate progress against the three major goals that have been outlined above. As I stated previously, we are still willing to give you the benefit of the doubt that recent setbacks are, indeed, temporary and that you will be able to satisfy our expectations and those of the rest of the shareholders. However, we do think that five years is long enough for a company to prove its ability, or lack thereof, to offer a vehicle through which shareholders can reasonably expect to generate appropriate returns. Should we not see the progress that we expect over the next 3-6 months, we will consider every option available to protect and enhance the value of our investment in this company and will take any and all actions we believe are necessary to do so.

If you would like to discuss any aspect of our filing or this letter, I can be reached at (301) 340-0003.

Thank you.

Sincerely,
Daniel H. Abramowitz

3